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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check One):  [_] Form 10-K  [_] Form 20-F  [_] Form 11-K   [X]  Form 10-Q
              [_] Form N-SAR [_] Form N-CSR
For Period Ended:  April 2, 2005

[_] Transition Report on Form 10-K

[_] Transition Report on Form 20-F

[_] Transition Report on Form 11-K

[_] Transition Report on Form 10-Q

[_] Transition Report on Form N-SAR

For the Transition Period Ended: ______________________________________

Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: ________________________

                                     PART I
                             REGISTRANT INFORMATION

                         Commission File Number 0-17038


                  Full name of registrant: CONCORD CAMERA CORP.
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                           Former name if applicable:
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           Address of principal executive office (street and number):

                4000 Hollywood Boulevard, 6th Floor, North Tower
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                            City, state and zip code:

                            Hollywood, Florida 33021
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                                     PART II
                             RULE 12b-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[  ]        (b) The subject annual report, semi-annual report,
            transition report on Form 10-K, 20-F, 11-K, Form N-SAR or Form
            N-CSR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[  ]        (c) The  accountant's  statement or other exhibit required by Rule
            12b-25(c) has been attached if applicable.


                                    PART III
                                    NARRATIVE

         State below in reasonable detail why the Form 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         During the first quarter of Fiscal 2005 ("First Quarter"), the Company implemented its fully integrated Enterprise Resource Planning System ("ERP System") in part to improve the overall effectiveness and timeliness of the Company's internal controls and disclosure controls, including the financial statement closing process. Additional implementation of the ERP System was completed in the third quarter of Fiscal 2005 ("Third Quarter Fiscal 2005") with the migration of operations from the Jenimage Europe GmbH ("Jenimage") business, which was acquired by the Company during the fourth quarter of Fiscal 2004.

         As previously disclosed, the planning and implementation of the new ERP System resulted in a material weakness in the Company's internal controls over financial reporting and inefficiencies and delays in providing information necessary to complete the Company's Quarterly Reports on Form 10-Q for the First Quarter and the Second Quarter of Fiscal 2005. The Company believes it has made progress in operating the new ERP System, but continues to experience material weaknesses with regard to the ERP System and the financial statement closing process generally, which problems were exacerbated by the migration of the Jenimage operations onto the ERP system during the Third Quarter. The Company plans to file its Third Quarter 10-Q as soon as practicable, but does not currently expect that it will be filed on or before the fifth calendar day following the required filing date, as prescribed in Rule 12b-25(b).


                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

                  Alan Schutzman                   (954) 331-4285
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                      (Name)               (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).


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                                [ X ] Yes [ ] No


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                 [X] Yes [ ] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         Although the Company anticipates that there will be significant changes in its results of operations for the Third Quarter Fiscal 2005 as compared to the Third Quarter Fiscal 2004, as a consequence of the reasons discussed above, the Company is not yet able to provide a reasonable estimate of its Third Quarter Fiscal 2005 operating results.

         Except for the historical matters contained herein, statements in this Form 12b-25 are forward-looking and are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that forward-looking statements, including our expected results for Third Quarter Fiscal 2005, the expected filing date of our Third Quarter Form 10-Q, our ability to maintain compliance with Nasdaq listing standards, our ability to meet customer demands and fulfill customer service obligations, anticipated or expected results of the implementation of our strategic plan, including the restructuring plan, additional cost-reductions initiatives and anticipated financial benefits of significantly reducing our reliance on internally designed and manufactured digital cameras and increasing the design, co-development and purchase of digital cameras from contract manufacturers, involve risks and uncertainties which may affect the Company's business and prospects, including the risks discussed under "Risk Factors" and disclosures in the Company's Annual Report on Form 10-K for the fiscal year ended July 3, 2004 and subsequently filed reports. Any forward-looking statements contained in this Form 12b-25 represent our estimates only as of the date hereof, or as of such earlier dates as are indicated, and should not be relied upon as representing our estimates as of any subsequent date. While we may elect to update forward-looking statements at some point in the future, we specifically disclaim any obligation to do so, even if our estimates change.


                              CONCORD CAMERA CORP.
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date:  May 12, 2005                 By:   /s/ Alan Schutzman
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                                          Alan Schutzman
                                          Senior Vice President, General Counsel
                                           and Secretary